EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-KYMMENE CORPORATION Stock Exchange Release 10 September, 2002 at 9:15 a.m.

FRANKLIN RESOURCES INC. FUNDS' HOLDING OF UPM-KYMMENE SHARE CAPITAL 5.01 PER CENT

According to Finnish Securities Market Act, Chapter 2, Section 9, UPM-Kymmene reports the following:

On 3 September, 2002, the holdings by the mutual funds of the Franklin Resources Inc. of the paid up share capital of UPM-Kymmene was as follows:

Templeton Global Advisors	10,451,086
Templeton Investment Counsel LLC	1,709,524
Franklin Templeton Investments Corp.	869,521
Total	13,030,149

This holding amounts to 5.01 per cent of UPM-Kymmene's paid up share capital and the total votes. In addition the Franklin Resources Group has an authorization to use voting rights with a share of 0.89 per cent as follows:

Franklin Private Client Group	1,200
Templeton Global Advisors Ltd.	24,300
Templeton Investment Counsel LCC	1,613,011
Fiduciary Trust Company Intl.	15,600
Franklin Templeton Investments Corp.	631,238
Franklin Templeton Asset Strategies	17,123
Total	2,302,472

The total amount of voting rights managed by the Franklin Resources Group represented 5.9 per cent of the voting rights in UPM-Kymmene.

UPM-Kymmene Corporation

Olavi Kauppila
Senior Vice President, Investor Relations

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2002

UPM-KYMMENE CORPORATION

By: ____________________
Name: Kari Toikka
Title: Executive Vice President and CFO

By: ____________________
Name: Olavi Kauppila
Title: Vice President, Investor Relations